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                                                                    EXHIBIT 3.03


2. Article I of the Articles of Incorporation is amended to read in its entirety:

          The name of the corporation is PulsePoint Communications.

3. Article III of the Articles of Incorporation is amended to add the following paragraph:

          3.       REVERSE SPLIT
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                    On the effective date of the filing of this Amendment to the
          Ninth Amended and Restated Articles of Incorporation (the "Effective Date"), the Common Stock of the Corporation will be reverse split on a one-for-four basis so that each share of Common Stock issued and outstanding immediately prior to the Effective Date shall automatically be converted into and reclassified as one-fourth a share of Common Stock (the "Reverse Split"). No fractional shares will be issued by the Corporation as a result of the Reverse Split. In lieu thereof, each shareholder whose shares of Common Stock are not evenly divisible by four will receive an amount of cash equal to the average of the last sale price of the Old Shares, as reported on the NASDAQ National Market for the ten trading days immediately preceding the Effective Date.